# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Huize Holding Ltd, CIK 0001778982
CUSIP: 44473E204
Title of class of securities: Class A common shares, par value US$0.00001 per shares
Address of issuer's principal executive offices: 49/F, BLDG T1, QIANHAI FINANCIAL CENTRE, LINHAI AVENUE, QIANHAI SZ-HK COOP ZONE, SHENZHEN, China (F4), 518000
Date of event which requires filing of this statement: 11/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002162815

## Reporting persons
- One Notice Technology Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 50,720,400; shared voting power 0; sole dispositive power 50,720,400; shared dispositive power 0; aggregate amount beneficially owned 50,720,400 (5% of the class)
  Comment: The Reporting Person holds 507,204 ADSs, representing 50,720,400 Class A common shares of the Issuer. Each ADS represents 100 Class A common shares. CUSIP 44473E204 identifies the ADSs.

## Item 1. Issuer
Name of issuer: Huize Holding Ltd
Address of issuer's principal executive offices: 49/F, BLDG T1, QIANHAI FINANCIAL CENTRE, LINHAI AVENUE, QIANHAI SZ-HK COOP ZONE, SHENZHEN, CHINA, 518000

## Item 2. Person Filing
Name of person filing: One Notice Technology Limited
Address of principal business office or, if none, residence: 1203 11 Chai Wan Kok ST Tsuen Wan NT Hong Kong
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 50,720,400 Class A common shares, represented by 507,204 ADSs. Each ADS represents 100 Class A common shares.
Percent of class: 5.0%, calculated based on 1,010,607,623 common shares issued and outstanding as of December 31, 2025, comprising 860,016,416 Class A common shares and 150,591,207 Class B common shares.
Sole power to vote or to direct the vote: 50,720,400
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 50,720,400
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- One Notice Technology Ltd: Zheng Zhuangcheng, CEO, Finance Manager (11/03/2026)